May 27, 2008

Ronald Jankov
President and Chief Executive Officer
NetLogic Microsystems, Inc.
1875 Charleston Road
Mountain View, California 94043

      Re: NetLogic Microsystems, Inc.
            Form 10-K for the fiscal year ended December 31, 2007
            Filed March 14, 2008
            File No. 0-50838

Dear Mr. Jankov:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            Tim Buchmiller
            Senior Attorney